15047215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visun Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8840 N. Lodgewood Road
(No. and Street)

River Hills (City) WI (State) 53217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik (262) 879-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

AMRIT N. PATEL
NOTARY
PUBLIC
STATE OF WISCONSIN

____
Notary Public

My Commission Expires
12/6/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Visun Securities Corporation
Table of Contents

Year Ended December 31, 2014

Walkowicz, Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA
William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Visun Securities Corporation

We have audited the accompanying financial statements of Visun Securities Corporation (a Wisconsin corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Visun Securities Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Visun Securities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying computation of net capital and aggregate indebtedness schedule has been subjected to audit procedures performed in conjunction with the audit of Visun Securities Corporation's financial statements. The supplemental information is the responsibility of Visun Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Waukesha, Wisconsin
February 19, 2015

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Visun Securities Corporation
Statement of Financial Condition
December 31, 2014

Assets

	2014
Current Assets	
Cash and cash equivalents	$ 19,292
Commissions receivable	4,103
Total Current Assets	23,395
Equipment	
Computer equipment	2,839
Furniture and fixtures	3,036
Total Equipment	5,875
Less: accumulated deprecation	(5,875)
Net Equipment	-
Total Assets	$ 23,395

Liabilities and Stockholder's Equity

Current Liabilities	
Payroll taxes payable	$ 2,734
Total Current Liabilities	2,734
Total Liabilities	2,734
Stockholder's Equity	
Common stock	10,000
Retained earnings	10,661
Total Stockholder's Equity	20,661
Total Liabilities and Stockholder's Equity	$ 23,395

See notes to financial statements.

Visun Securities Corporation
Statement of Income
Year Ended December 31, 2014

		2014
Revenue		
Commissions	$	76,676
Expenses		
Bank charges		5
Commissions		5,740
Dues and subscriptions		480
Licenses and registration		2,439
Meals and entertainment		150
Office supplies		328
Payroll		53,963
Payroll taxes		4,219
Professional fees		5,686
Repairs and maintenance		404
Telephone		343
Total Expenses		73,757
Net Income from Operations		2,919
Other Income		
Dividend income		268
Gain on sale of investment securities		845
Total Other Income		1,113
Net Income	$	4,032

See notes to financial statements.

Visun Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2013	$ 10,000	$ 1,794	$ 6,629	$ 18,423
Reclassification adjustment for prior years unrealized gains	-	(1,794)	-	(1,794)
Net income	-	-	4,032	4,032
Balance, December 31, 2014	$ 10,000	$ -	$ 10,661	$ 20,661

See notes to financial statements.

Visun Securities Corporation
Statement of Cash Flows
Year Ended December 31, 2014

	2014
Cash Flows from Operating Activities	
Net income	$ 4,032
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on sale of investments	(845)
Changes in operating assets and liabilities:	
Commissions receivable	(1,875)
Payroll taxes payable	1,791
Net Cash Provided by Operating Activities	3,103
Cash Flows from Investing Activities	
Purchase of investments	(13,675)
Proceeds from the sale of investments	26,062
Net Cash Provided by Investing Activities	12,387
Net Increase in Cash	15,490
Cash and cash equivalents - Beginning of year	3,802
Cash and cash equivalents - End of year	$ 19,292

See notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 11, 1983. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of mutual funds and annuities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

At December 31, 2014 the Company maintained its cash at two financial institutions which never exceeded federally-insured limits. Cash and cash equivalents include money market funds and deposits with banks.

Equipment

Equipment is recorded at cost and expenditures for additions and improvements, if material, are generally capitalized. Normal repairs and maintenance are expensed. The cost of assets sold or retired and the related accumulated depreciation are eliminated from the accounts in the year of disposition. Any related gain or loss is reflected currently in the statement of income.

The cost of equipment is depreciated over the estimated useful lives of the related assets using the straight-line method for book purposes. All equipment was fully depreciated at the beginning of the year.

Income Taxes

As of December 31, 2014, the Company recorded no provision for income taxes as there is a loss carry forward. There were no significant differences between financial and tax reporting.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2011. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2010.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's minimum net capital and required net capital were $5,000 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 16.51%.

Note 3 - Common Stock

As of December 31, 2014, common stock consisted of 10,000 authorized, 10,000 issued and outstanding, no par value shares.

Note 4 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended December 31, 2014 through February 19, 2015, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Visun Securities Corporation
Computation of Net Capital and Aggregate Indebtedness
Year Ended December 31, 2014

		2014
Net Capital Computation		
Stockholder's equity at year end	$	20,661
Deductions:		
Nonallowable assets:		
Accounts receivable		(4,103)
Net Capital	$	16,558
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	182
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	2,734
Aggregate Indebtedness	$	2,734
Percentage of Aggregate Indebtedness to Net Capital		16.51%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	18,433
Less accounts receivable that should have been deducted on FOCUS report		(1,875)
Net changes per audit		-
Net Capital	$	16,558

Walkowicz, Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA
William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Visun Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Visun Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Visun Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Visun Securities Corporation stated that Visun Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Visun Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Visun Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Walkowicz, Boczkiewicz & Co., S.C.

Waukesha, Wisconsin
February 19, 2015

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

8840 N. Lodgewood Road
River Hills, WI 53217
(262) 879-0012

Vish R. Naik, Ph.D., CFP

Visun
Securities
Corporation
Member, FINRA & SIPC
Established in 1984

A. Net Capital and Operation (SEC Rule 15c3-1(iv))
for the Year Ended December 31, 2014

Visun Securities Corporation(VSC) is a limited broker-dealer (B/D) operating under SEC Rule 15c3-1(iv) the "Net Capital Rule". **Under this rule, the Net Capital requirement is $ 5,000 for a B/D that does not receive, hold or owe customer funds or securities or carry customer accounts or trade securities other than on an agency or riskless principal basis.**

Furthermore, because VSC limits its activities in customer related transactions to just mutual funds and variable annuities, it is EXEMPT from SEC Rule 15c3-3 (the "Customer Protection Rule"), and also in accordance with SEC Rule 15c3-1(iv) would not be subject to the Customer Protection Rule.

B. EXEMPTIONS
for the Year ended December 31, 2014

a. VSC claims exemption from SEC Rule 15c3-3 under SEC Rule 15c3-3(k)(1)

b. VSC has met the identified exemption provisions throughout the most recent fiscal year, and

c. VSC has met the exceptions under Rule 15c 3-3(k) (1) (i),(ii) and (iii), while (iv) does not apply.

Vish R. Naik

Vish R Naik, Ph.D.,CFP
President

February 13, 2015